Exhibit 99.2

Rule 438 Consent of Prospective Director

In accordance with Rule 438 promulgated under the Securities Act of 1933, as amended, I hereby consent to my being named in the Registration Statement on Form S-4 and all amendments (including post-effective amendments) thereto (the “Registration Statement”), filed by Glatfelter Corporation with the Securities and Exchange Commission, and any proxy statement or prospectus contained therein and any amendments or supplements thereto, as a person who is to become a director of Glatfelter Corporation at the effective time of the mergers pursuant to the RMT Transaction Agreement, dated as of February 6, 2024, by and among Glatfelter Corporation, Treasure Merger Sub I, Inc., Treasure Merger Sub II, LLC, Berry Global Group, Inc., and Treasure Holdco, Inc., as it may be amended from time to time, and to the filing of this consent as an exhibit to the Registration Statement.

By:	/s/ Curtis L. Begle
Name:	Curtis (Curt) L. Begle
Date:	August 8, 2024